September 27, 2012

VIA EMAIL

Sealy Corporation

Attn: Board of Directors

One Office Parkway

Trinity, NC 27370

Dear Directors:

As the owner of 16.6 percent of the outstanding shares of Sealy Corporation (“Sealy” or “the Company”), H Partners Management LLC (“H Partners”) is Sealy’s second largest shareholder. For the past year we have continuously voiced extensive concerns with respect to the repeated failures of Sealy’s KKR-dominated Board of Directors.

Today we were shocked to observe that this Board, after selling shares to public shareholders in April 2006 at $16 per share, is contemplating a sale of the Company at a meager $2.20 per share. In effect, the KKR-dominated Board is locking in an astounding 86 percent loss for public shareholders. Unfortunately, Sealy’s public shareholders cannot offset their staggering loss with over $150 million in dividends and over $50 million in highly questionable fees which KKR has extracted from Sealy.

The $2.20 per share sale price drastically undervalues the Company. Consider the following:

•	The long-term value of Sealy equity is multiples of its current market value. Serta/Simmons was recently sold for a $3 billion enterprise value. With effective execution, we believe Sealy’s long-term value is at least $3 billion or $7.50 per share.
•	Sealy’s results are finally starting to improve, with sales growing 9.4% in the most recent quarter due to a new focus on the specialty segment.
•	This $2.20 per share offer is a mere 2.8 percent premium to Sealy’s closing stock price on September 26, the day before the deal was announced. In our experience, it is highly unusual for public company mergers to close without any significant premium paid.
•	The Board should be deeply embarrassed by the $260 million increase in Tempur-Pedic’s equity value immediately following the deal announcement. This value transferred to Tempur-Pedic shareholders is equivalent to $0.80 per Sealy share. The increase in Tempur-Pedic’s stock price implies an immediate value of at least $3.00 per Sealy share.

We are extremely troubled by the KKR-dominated Board’s apparent failure to consider alternative bids and to seek approval from Sealy’s non-KKR public shareholders. We demand that the Board fulfill its fiduciary duty to maximize value for all shareholders. The Board must either (1) conduct a thorough sale process and solicit bids from all potential acquirors, or (2) commit to maximizing long-term value by appointing a capable and proven management team in consultation with all shareholders.

H Partners opposes the contemplated sale of Sealy to Tempur-Pedic for $2.20 per share. We reserve all rights to pursue legal remedies to protect the value of our investment and will scrutinize the actions taken by KKR and its affiliates, the Company, the Company’s Board, and all other relevant parties.

Sincerely,

/s/ Usman Nabi	/s/ Arik Ruchim

Usman Nabi Partner	Arik Ruchim Partner